May 8, 2009

Perry Hindin, Esq.
Special Counsel

Securities and Exchange Commission

Division of Corporate Finance

One Station Place
100 F Street, NE
Washington, D.C. 20549-3628

Re:	thinkorswim Group Inc. Schedule TO-I, as amended Originally filed April 17, 2009

Dear Mr. Hindin:

On behalf of our client, thinkorswim Group Inc. (the “Company”), we have set forth below the responses of the Company to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to Benet J. O’Reilly, dated May 1, 2009 (the “Comment Letter”).  For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in italics with the response immediately following each italicized comment.  All page references in the following responses correspond to the page numbers in the Offer to Exchange, dated April 17, 2009 (the “Offer to Exchange”).

Concurrently with the delivery of this letter, the Company is filing a second amendment to its Schedule TO, originally filed on April 17, 2009, as amended on April 24, 2009 (the “Schedule”), containing the revisions described in this letter.  For your convenience, a courtesy copy of the amendment is enclosed.

1.              Item 4 of Schedule TO and Item 1004(a)(1) of Regulation M-A require that the bidder state the material terms of the offer including the total number of securities sought in the offer.

Because the definition of eligible options in the current disclosure is dependent upon a yet to be determined volume-weighted average price for a share of TD Ameritrade common stock, it is unclear how this tender offer complies with Item 4001(a)(1).  Please advise or amend your offer to state the total number of options sought in the offer.

In response to the Staff’s comment, the Company respectfully submits that the Schedule satisfies the requirement of Item 1004(a)(1) of Regulation M-A to state the “total number” of securities being sought in the Offer to Exchange under the facts and circumstances of this transaction and contains disclosure that is consistent with similar recent issuer tender offers.

As the Staff is aware, “eligible options” for purposes of the Offer to Exchange (the “Eligible Options”) are those options held by “Eligible Individuals” that have been granted under the option plans identified in the Offer to Exchange and have an exercise price equal to or greater than the value of the merger consideration that will be paid in connection with TD Ameritrade Holding Corporation’s (“TDA”) acquisition of the Company.  The Offer to Exchange is being made for all Eligible Options.  As disclosed on page 20 of the Offer to Exchange, there are currently options to purchase 5,424,091 shares of the Company’s common stock outstanding under all of the Company’s option plans.  This number represents the maximum number of options that may be tendered pursuant to the Offer to Exchange, assuming for this purpose that all options outstanding have an exercise price equal to or greater than the value of the merger consideration and are held by Eligible Individuals.

While the total number of options that may be Eligible Options is known and has been disclosed on page 20 of the Offer to Exchange (as described above), the exact number of “Eligible Options” in the Offer to Exchange cannot be determined until the conclusion of the Offer, as that number is a function of (i) the number of persons who may remain Eligible Individuals at the expiration of the Offer to Exchange, (ii) the number of options that remain outstanding and unexercised as of the expiration of the Offer to Exchange, and (iii) the value of the merger consideration as calculated pursuant to the merger agreement, as described in the Offer to Exchange.  However, outside the terms of the Offer to Exchange, the Company has no discretion to determine the exact number of options that will be “Eligible Options.”

We respectfully note that the current requirements of Schedule TO and Item 1004(a)(1) of Regulation M-A — unlike the requirements of Schedule 13E-4 applicable prior to January 24, 2000 — do not require the offeror to state an “exact” amount of securities sought but rather require the offeror to state the “total number” of securities sought.  The Staff has previously recognized that certain tender offers (e.g., Dutch auction tender offers) do not lend themselves to specifying an exact amount of securities being sought in the offer.  Issuer exchange offers for employee stock options in which only current employees and only options with an exercise price equal to or greater than the prevailing market price at expiration are eligible to participate face a similar hurdle in specifying an exact number of securities being sought.  We respectfully submit that the information provided in the Offer to Exchange provides sufficient information regarding the total number of securities being sought and is consistent with similar recent issuer exchange offers.  See, e.g., Google Inc., filed on February 3, 2009; VMware, Inc., filed on August 11, 2008; and LeapFrog Enterprises, Inc., filed on May 9, 2008.

Finally, we note that, in order to ensure that all Eligible Individuals received the necessary information, the Company delivered the Offer to Exchange to all persons who were employees or independent contractors of the Company as of the date of the Offer to Exchange and who held options to purchase shares of the Company’s common stock, regardless of the exercise price applicable to those options.

2.              Based on your disclosure, it appears that the employees will have one business day following receipt of pricing information from the Company to determine (1) which of their options constitute eligible options, (2) how many Company RSUs they will receive in exchange for tendering their eligible options and (3) how many shares of TD Ameritrade they can expect to receive upon settlement of such RSUs following the effective time of the merger between the Company and TD Ameritrade.  While it appears this information will enable employees to assess the value of tendering their options, it does not appear employees will have information with which to assess the value of not tendering their options.  For example, disclosure on pages 13 and 26 only indicates that such options will be assumed by TD Ameritrade and automatically converted at the effective time of the merger into options to purchase TD Ameritrade common stock.  However, the disclosure does not provide employees with sufficient information with which to assess the value of the options in such a scenario, such that they can make a quantitative comparison with the value of the RSUs to be received by tendering their options.  Please revise your disclosure to provide such information.  If such disclosure relies on a valuation method such as Black-Scholes model, please disclose all assumptions used.  Also consider including illustrative examples of how an employee’s options might be valued were an employee not to tender in the exchange offer and compare such value to the value of the RSUs such employee would receive by tendering in the exchange offer.

Following the initial filing of the Schedule and Offer to Exchange, the Company sent by email personalized disclosure to each potential Eligible Individual, on a grant by grant basis, of (i) such Eligible Individual’s outstanding option grants that may qualify as Eligible Options, based upon exercise price, in the Offer to Exchange, and (ii) the applicable exchange ratio of such options to restricted stock units (“RSUs”).  This personalized disclosure also provided each Eligible Individual details regarding (x) the effect of the assumption by TDA of the RSUs as a result of the merger in the event that the Eligible Individual elects to participate in the Offer to Exchange, and (y) the effect of the assumption of the Eligible Options by TDA as a result of the merger in the event that the Eligible Individual elects not to participate in the Offer to Exchange, in each case based on an assumed volume-weighted average price (“VWAP”) of TDA stock of $14.71 per share. A form of this personalized disclosure was filed on April 24, 2009 as Exhibit (a)(1)(M) to Amendment No. 1 to the Schedule.

In response to the Staff’s comment, the Company proposes to update this personalized information by email to Eligible Individuals based upon the actual VWAP of TDA stock that will be used in determining which options are Eligible Options and the conversion ratio, consistent with the disclosure permitted by the Staff in other similar tender offers.

Each Eligible Individual will therefore receive, prior to the expiration of the Offer to Exchange, personalized disclosure regarding the effect of the assumption by TDA of the Company’s RSUs issued pursuant to the Offer to Exchange and Eligible Options that are not tendered pursuant to the Offer to Exchange.  Specifically, the personalized disclosure will reflect (x) the number of TDA RSUs that such person would have following the merger in the event that the Eligible Individual elects to participate in the Offer to Exchange, and (y) the number and exercise price of the options to purchase TDA common stock that the Eligible Individual will have if the Eligible Individual elects not to participate in the Offer to Exchange.  Coupled with the information in the Offer to Exchange about the valuation, terms and taxation of the RSUs, the Company believes that the Eligible Individuals will have sufficient information to make an informed decision about whether to participate in the Offer to Exchange and exchange their Eligible Options for RSUs.

Given the facts and circumstances underlying this Offer to Exchange, the Company does not believe that it could provide a meaningful quantitative comparison of the value of the RSUs to be received if an Eligible Individual elects to participate in the Offer to Exchange and the value of the options that the Eligible Individual would retain if he or she elected not to participate.  As a threshold matter, generalized valuation information would not be useful as each Eligible Individual has a different set of Eligible Options, differing in number, the remaining term of the option and the applicable exercise price, among other things.

In addition, any valuation of the outstanding options would necessarily be incomplete and based upon numerous subjective assumptions.  As the Staff is aware, the Black-Scholes valuation model is only one among many tools used by marketplace participants in valuing options, and that model relies on numerous assumptions regarding, among other things, the volatility of the underlying security and the expected term of the option (which would need to be based on assumptions regarding each Eligible Individual’s likely future term of employment).  While pricing models may be appropriate in determining the fair value of options for purposes of preparing financial statements that themselves are based on numerous assumptions, we believe that the inclusion of a specific valuation with respect to options held by Eligible Individuals would be inappropriate and likely would result in the Eligible Individuals placing undue reliance on such valuation.

Additionally, any valuation analysis would not address one important factor in an Eligible Individual’s decision regarding whether to exchange all or none of his or her Eligible Options — the difference in the vesting schedules applicable to his or her outstanding options as compared to the three-year cliff vesting that would be applicable to the RSUs.  In addition, an assumed valuation also would not take into account certain restrictive covenants that will apply to RSUs issued pursuant to the Offer to Exchange but that do not currently and will not apply to an Eligible Individual’s outstanding options that are not tendered pursuant to the Offer to Exchange.

Finally, the disclosure on page 16 of the Offer to Exchange, which describes the valuation risks in exchanging options for RSUs, is consistent with the extent of the disclosure permitted by the Staff in other similar tender offers.  See, e.g., MGM Mirage, filed September 8, 2008; Photon Dynamics, Inc., filed March 19, 2007; Tegal Corp., filed November 8, 2006; and Accelrys, Inc., filed July 17, 2006.

3.              It appears that the bidder is attempting to incorporate by reference the conditions described in the registration statement on Form S-4 filed by TD Ameritrade on February 10, 2009.  Please revise the Offer to Exchange to include the specific conditions included in the registration statement and advise how you intend to disseminate this new disclosure.

In response to the Staff’s comment, the Company has revised the Offer to Exchange and will distribute the requested information to Eligible Individuals via email.  The text of the email is set forth in the amended Schedule.  We also note that we have extended the Offer to Exchange until June 11, 2009.

*                                         *                                         *

As requested, on behalf of the Company, we acknowledge that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s review of this filing.  If you have any questions regarding the Schedule or these responses, please feel free to contact me at (212) 225-2746.  In addition, you may direct any further written correspondence to my attention by facsimile at (212) 225-3999.

Sincerely,

/s/ BENET J. O’REILLY
Benet J. O’Reilly

cc:              Lee Barba
Ida Kane